Exhibit 99.1

Agenda 1 of POSCO Extraordinary General Meeting

of Shareholders

Upon releasing the notice of the Extraordinary General Meeting of Shareholders, POSCO discloses additional information in regards to the appointment procedure of the company’s new CEO and Inside Director.

On April 18, Mr. Ohjoon Kwon, current CEO, expressed his will to resign, and the Board of Directors, on the same day, resolved to activate CEO Succession Council to search for CEO candidates. Consisting of 5 outside directors, the Council held 8 rounds of meetings from April 23 to June 20 and searched 21 internal and external initial candidates. After comprehensive and thorough evaluations and discussions, it recommended a short list of 5 candidates to the Board. The qualifications for CEO candidates and the search procedure is as follows.

•	CEO Candidate Qualifications : Innovation leadership to head POSCO Group that will last for 100 years

•	Global management capability to respond to the ever-changing economic environment

•	Innovation capability to pursue development and evolution of the Group continuously

•	Strong commitment and high understanding in core businesses including steel, infrastructure and new growth

•	Procedure of Search and Recommendation for CEO candidates : CEO Succession Council searched a total of 21 internal/external candidates and recommended 5 to the Board on June 20

•	10 Internal candidates fostered through CEO Candidate Program

•	11 External candidates recommended by 30 shareholders holding 0.5% and higher stake, 7 search firms, POSCO Employee and Management Committee, etc.

On June 22, the BOD confirmed that the 5 candidates recommended by the CEO Succession Council will go through evaluation process for CEO candidates. The CEO Candidate Recommendation Committee seated by 7 Outside Directors evaluated on each candidate’s capabilities and skill sets, and recommended Mr. Jeong-Woo Choi, present CEO of POSCO Chemtech and former CFO of POSCO, to the Board on June 23 as the final candidate to be appointed as Inside Director in the upcoming shareholders’ meeting and as CEO in the following BOD meeting.

Mr. Choi has spent his entire career with POSCO since 1983 and served in subsidiaries as well thereby building abundant management experience and extensive knowledge in steel and non-steel alike. He held various posts such as Head of Audit Department in POSCO, Head of Corporate Strategy Department in POSCO E&C, Head of Finance and Planning Department of POSCO Daewoo, and CEO of POSCO Chemtech.

Particularly, during his term as CFO of POSCO since July 2015 while heading POSCO Corporate Strategy & Finance Center, he successfully led Group restructuring and laid a solid foundation for the company to take the next step forward. Moreover, the CEO Candidate Recommendation Committee concluded that he would be the most qualified candidate who can stand at the forefront of leading innovation in the era of the 4th industrial revolution and creating a new corporate culture. Lastly, the Committee highlighted that Mr. Choi is expected to show innovative leadership in developing POSCO Group to become a global company of “Steel and Beyond” under intensified competition in the steel industry and trade barriers based on his expertise in corporate management and knowledge in non-steel businesses.

The Extraordinary General Meeting of Shareholders is scheduled to be held on July 27, 2018 to appoint Inside Director.